Exhibit (a)(1)(Q)

Australia Acquisition Corp. and Harbinger Capital Partners Terminate Stock Purchase Agreement

NEW YORK, November 15, 2012 – Australia Acquisition Corp. (“AAC”) (OTCQB: AACPF; AACOW; AACOU) and Harbinger Capital Partners LLC (including certain affiliated funds, “HCP”) announced today that they have mutually agreed to terminate a previously announced Stock Purchase Agreement (as amended, the “Agreement”) after determining that certain of the conditions to closing the proposed transaction will not be satisfied by the current expiration date of November 15, 2012. In light of such developments, AAC and HCP have determined that seeking a further extension of the expiration date and proceeding with the proposed transaction are no longer in the best interests of AAC and its shareholders, or HCP and its various funds’ investors.

AAC and HCP announced in July that they had entered into an agreement whereby AAC would acquire certain assets held by funds managed by HCP in exchange for newly issued common shares in AAC. The assets to be acquired by AAC included a majority interest in Asian Coast Development (Canada) Ltd., an international hotel and casino development company focused in Vietnam, and a minority interest in Ferrous Resources Limited, an iron ore producer focused on the expansion of an export iron ore business in the Iron Quadrangle in Minas Gerais, Brazil.

While both AAC and HCP worked diligently and in good faith to consummate the transaction, they have concluded that the time constraints and additional funding requirements, as well as other considerations, make attempting to proceed with the proposed transaction no longer, at this time, in the best interests of AAC and its shareholders, or HCP and its various funds’ investors.

About Australia Acquisition Corp.

Australia Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Australia Acquisition Corp. is a Cayman Islands corporation formed in 2010 with Peter Ziegler as its Chairman and Chief Executive Officer, Charbel Nader as its Executive Vice President, and Stephen Streeter as its Chief Financial Officer and Executive Vice President.

About Harbinger Capital Partners

Harbinger Capital Partners was founded in 2001. Harbinger is led by its Chief Investment Officer, Chief Executive Officer and Senior Managing Director, Philip Falcone, who has more than 20 years of investment experience across an array of market cycles.

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Media Contacts

AAC:

Rob Fink / Todd Fromer

KCSA Strategic Communications

212.896.1206 / 212.896.1215

rfink@kcsa.com / tfromer@kcsa.com

HCP:

RLM Finsbury

Steven Goldberg / David Millar

646-805-2000

harbinger@rlmfinsbury.com